Exhibit 99(a)(1)(E) Form of Letter from the Company to Shareholders in Connection with the Company's Acceptance of Shares OWL ROCK CORE INCOME CORP. c/o DST Systems Inc. 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105 [DATE] [SHAREHOLDER NAME/ADDRESS] Dear Shareholder: This letter serves to inform you that Owl Rock Core Income Corp. (the "Company") has received and accepted for purchase your tender of shares in the Company. In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the "Note"), which will be held on your behalf by DST Systems Inc., the Company's transfer agent ("Transfer Agent"), entitling you to receive payment(s) in an aggregate amount equal to the net offering price of the relevant class of Common Stock of the tendered shares as of March 31, 2023. We may use cash on hand, cash available from borrowings, and cash from liquidation of securities investments as of the end of the applicable period to satisfy our obligations under the Note. If you have any questions (or wish to request a copy of your Note), please contact the Company's Transfer Agent at (844) 331-3341. Sincerely, Owl Rock Core Income Corp.